

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Pat Cotroneo
Senior Vice President and Chief Financial Officer
FIBROGEN INC
409 Illinois Street
San Francisco, CA 94158

>    **Re:  FIBROGEN INC.**
>    **Form 10-K for the Year Ended December 31, 2018**
>    **Filed February 27, 2019**
>    **File No. 001-36740**

Dear Mr. Cotroneo:

We have reviewed your December 13, 2019 response to our comment letter and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our December 3, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Pamrevlumab For The Treatment of Fibrosis and Cancer
Clinical Development of Pamrevlumab, page 28

1.    We note your response to prior comment 1; however, we do not agree that the identity of a serious adverse event (SAE) determined to be possibly related to Pamrevlumab is immaterial to investors.  Accordingly, please provide us proposed disclosure for use in future filings that identifies all such events.  With reference to the third paragraph on page 33 of your Form 10-K, please also tell us whether any of the SAEs observed  in the pamrevlumab arm of Study 069 were determined to be related to, or possibly related to, Pamrevlumab.  If so, please include such information in your proposed disclosure.

You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences